Exhibit 99.3

NICE Leads North American Market for Quality Management and
Workforce Management according to Frost & Sullivan

Ra’anana, Israel, September 3, 2015 – NICE Systems (NASDAQ: NICE) today announced that it has achieved the No. 1 market share spot for both Quality Management (QM) and Workforce Management (WFM) in Frost & Sullivan’s North America Contact Center Systems Market report.

According to the report, NICE is the leader in Quality Management, holding 25.1 percent of the market share in 2014. It is also the top vendor for Workforce Management based on a 20.9 percent market share, which places it well beyond the competitors.

According to the report, “Both the QM and WFM markets will continue to grow in the coming years. The challenge for vendors will be to continue providing best-in-class solutions for multi-channel operations, as organizations move toward increased customer engagement via mobile, chat, and social media. They must also be prepared to deliver these solutions in the cloud since the demand for this deployment option is expected to grow nearly twofold by 2019.”

Miki Migdal, President of the NICE Enterprise Product Group, said: “An important element in an enterprise’s ability to deliver a perfect customer experience is the engagement of its employees. NICE’s QM and WFM solutions, which are available on premise and in the cloud, allow organizations to effectively manage multi-channel interactions as insights are delivered to the contact center regarding performance and scheduling, as well as drive measurable improvements. As such they are ready to engage their customers on their channels of choice. We are proud to be the clear market share leader in both of these domains, and will continue to innovate to stay ahead of the curve.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.